Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Financial announces upcoming events

     TORONTO, Sept. 19 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) announced today that it will be releasing its third quarter financial results on the morning of November 5, 2008 with a conference call to follow at 8:30 a.m. To access the call, please dial 1-800-733-7571 about five minutes before the start of the call. An audio web cast will also be broadcast live and can be accessed through our website at www.kingsway-financial.com or directly at www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2424180.
     Kingsway Financial will hold its Annual Investor Day on Thursday,
November 13, 2008 at the TSX Broadcast Centre - Gallery located at The
Exchange Tower, 2 First Canadian Place, Toronto, Ontario, beginning at 8:30
a.m. A web cast can be accessed through our website at
www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2423960. Kingsway's senior management team will provide investors with an overview of the performance, strategy and outlook for the Company.
     Please RSVP for Investor Day by contacting Penny Dickson of Kingsway
Financial at (905) 696-1372 or pdickson(at)kingsway-financial.com.

     <<
     About the Company
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     >>

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries and two insurance agencies in Canada and the United States. The
Company employs approximately 2,900 people in Canada and the United States and is headquartered in Mississauga, Ontario, Canada. The common shares of
Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 14:55e 19-SEP-08